

August 28, 2012

Via E-mail
Anand Vadapalli
President and Chief Executive Officer
Alaska Communications Systems Group, Inc.
600 Telephone Avenue
Anchorage, AK 99503-6091

> **Re:** **Alaska Communications System Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 2, 2012**
> **File No. 000-28167**

Dear Mr. Vadapalli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Overview, page 31

1. Please consider expanding this section to provide a more detailed discussion of longer term market trends challenging the company and their underlying reasons. As an example, please tell us the strategic impact that continuing losses in retail wireline and wireless subscribers are having, and you expect to have, on your basic revenue streams and what effect those continuing subscriber losses are having on your long-term plans, such as the reduction in your quarterly dividend.

Results of Operations, page 35

Wireline, page 36

2. In your Enterprise discussion, please revise to clarify what type of customers and services are generating "higher data revenue", whether those revenues are related to your broadband, data hosting, and IT services, and whether you expect this trend to continue in light of your key competitor and its propriety cable telephony plant.

3. In your Retail discussion, we note your increase in internet revenues from your existing ISP subscriber base as subscribers have moved to higher rate plans. Please clarify and discuss that the increase occurred despite the continuing losses of DSL and Dial up subscribers and whether you expect this trend to continue in light of your key competitor and its propriety cable telephony plant.

Wireless, page 36

4. Please discuss the reasons why, despite the continuing loss of retail wireless subscribers, your average monthly revenue has increased. Discuss how in recent years you have been able to grow revenues by offsetting retail wireless subscribers losses with price increases, and whether you expect this trend to continue.

Liquidity and Capital Resources, page 40

Uses, page 41

5. In your response letter dated November 18, 2009, you committed to provide a more robust discussion of long-term cash and financing needs and your plans to meet those needs. Please revise to provide that discussion. Your discussion should address the pressure on cash flows you expect from Verizon's entry into the wireless market and cuts in regulatory subsidies as well as management's plan to counter those pressures.

6. We note your discussion of the specific terms of your significant debt covenants, including required financial ratios. For material debt covenants, please also disclose here, and elsewhere as necessary, the actual ratios as of each reporting date and whether you are in compliance with the debt covenants. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Senior Credit Facility, page 41

7. Page F-23 of the financial notes indicates that the maturity date of the Credit Facility may be accelerated to December 19, 2012 if your Senior Secured Leverage Ratio as of December 19, 2012 is greater than or equal to 2.75 to 1.00. Revise to disclose this

condition and whether you are currently in compliance with it. If you are not currently in compliance, disclose how management plans to comply by December 19, 2012 as well as the consequences of failing to do so. We note that page 37 of your definitive proxy statement filed April 25, 2012 indicates that adjusted EBITDA for fiscal 2011 amounted to $126 million and that you had $435.6 million outstanding under the senior credit facility term loan at year-end.

Contractual Obligations, page 42

8. Disclosures in this section indicate that "certain items" and "[m]any of [your] non-current liabilities" were excluded from the contractual obligations table. In your response please describe and quantify these liabilities. If the amount of the undisclosed liabilities is material, disclose the amount via footnote to the table or otherwise.

Item 9A. Controls and Procedures, page 48

Management's Report on Internal Control over Financial Reporting, page 48

9. It appears that you did not include management's report on internal control over financial reporting for each of the Forms 10-K for the fiscal years 2011, 2010 and 2009 as required by Item 308 of Regulation S-K. Amend each of these filings to provide management's assessment as of the end of the above referenced fiscal years or to state that you did not conduct such an evaluation.

10. Please note that the failure to provide management's report renders each of the above referenced annual reports materially deficient. Accordingly, please revise each filing to state that your disclosure controls and procedures were not effective as of the end of the fiscal year covered by the report.

11. Please further note that due to the deficient reports you are not timely or current in your Exchange Act reporting obligations. Therefore, you were not eligible to file new Form S-3 or Form S-8 registration statements and lost the availability of Rule 144. Suspend any sales under already effective registration statements until you amend your Forms 10-K and consider adding risk factor disclosure if appropriate. Refer to Question 115.02 of Regulation S-K's Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Item 15. Exhibits, Financial Statement Schedules, page 50

12. Please file Mr. Michael Todd's October 15, 2010 employment arrangement as an exhibit. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Definitive Proxy Statement Incorporated by Reference Into Part III

General

    13. Revise to provide disclosure regarding your audit committee's pre-approval policies and procedures. Refer to Item 14 of Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

        Sincerely,

        /s/ Kathleen Krebs, for

        Larry Spirgel
        Assistant Director